September 30, 2008

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1090

Re:                       Financial Security Assurance Holdings Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 20, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 14, 2008

File Number:  001-12644

Dear Mr. Rosenberg:

On July 3, 2008, Financial Security Assurance Holdings Ltd. (the “Company”) received a letter with comments from the Staff of the Securities and Exchange Commission on the Company’s annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), filed on March 20, 2008, and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the “March Form 10-Q”), filed May 15, 2008 (the “July 3 Letter”).  The Company responded to the Staff’s comments in a letter dated August 1, 2008 (the “August 1 Letter”), and incorporated related disclosure in its quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “June Form 10-Q”), filed August 14, 2008.  On August 29, 2008, the Company received a letter with comments from the Staff on the Form 10-K and the June Form 10-Q (the “August 29 Letter”).

The following is the Company’s response to the Staff’s comments contained in the August 29 Letter.  For your convenience, we have numbered our responses in accordance with that letter and restated the Staff’s comments.   Capitalized terms used but not defined herein are used as defined in the Form 10-K and June Form 10-Q.

Securities and Exchange Commission

September 30, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

2.  Summary of Significant Accounting Policies

Revisions, page 135

1.                                    Please refer to your response to comment three. Please clarify how the total $45 million loss reflected in net realized and unrealized gain (loss) on derivatives and the $12.2 million gain reflected in foreign currency gain (loss) from FP segment recorded in 2007 is reflected in your SAB 99 analysis.

The $45 million loss recorded in net realized and unrealized gain (loss) on derivatives relates to an error in derivative valuation and was analyzed individually in the analysis titled “SAB 99 Analysis—Derivative Valuation,” which can be found on pages A-14 through A-32 of Annex A to the August 1 Letter.  The $45 million was the cumulative error through 2007 and was the basis for calculating the percentages for 2007 in the quantitative analysis found on page A-20 of the Annex.

The $12.2 million gain reflected in foreign currency gain (loss) was analyzed individually in the analysis titled “SAB 99 Analysis—Global Funding Foreign Currency,” which can be found in the Annex starting on page A-35.  The $12.2 million was the cumulative error through 2007 and was the basis for calculating the percentages in the Summary 2007 Quantitative Analysis for the Company on page A-36 of the Annex.

Both the $45 million loss and the $12.2 million gain were included in the analysis titled “Aggregate Analysis of 2007 SAB 99 Analyses,” which can be found on page A-49 of the Annex. The $45 million loss and the $12.2 million gain were included in the amounts used in calculating the percentages for 2007 in the quantitative analysis found on page A-53 of the Annex.

20. Segment Reporting, page 169

2.                                    Please refer to your response to comment five. Please tell us the financial measures or ratios used by the chief operating decision maker to evaluate the financial performance of the operating segments. Provide us with a summary of the kind of data that was provided to the chief operating decision maker for the 2007 fiscal year and through the current interim period. Please clarify whether the key business measures are used by the chief operating decision maker to evaluate performance, particularly for credit default swaps.

The following is a summary of the financial measures and ratios provided to the Company’s Chief Operating Decision Maker (“CODM”) to evaluate the performance of the Company’s two operating segments, financial guaranty and financial products.  For a description of the non-GAAP measures included below, see “Item 2.  Management’s Discussion and

Securities and Exchange Commission

September 30, 2008

Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” on pages 103-108 of the June Form10-Q.

Financial Guaranty Segment:  The CODM uses gross present value (“PV”) financial guaranty originations and certain components of operating earnings relating to the financial guaranty segment, such as loss reserves, investment income and earned premium, to evaluate the performance of the financial guaranty segment.  The information provided to the CODM for 2007 and 2008 to date for this segment includes the following:

•                a quarterly origination report that lists each deal closed, organized by market;

•                a quarterly summary of operating earnings compared to the Company’s budget, including a reconciliation from net income to operating earnings;

•                various graphs showing trends over the last several years, including net investment income and expense ratios;

•                an analysis of capital deployed; and

•                a quarterly listing, by transaction, of case reserves and salvage and subrogation that shows amounts under US GAAP and on a statutory basis of accounting and the activity for the quarter.

The CODM considers credit default swap (“CDS”) transactions as part of the financial guaranty business, and accordingly includes the results of CDS transactions in the financial guaranty metrics, such as gross PV premium origination and the quarterly loss reserve analysis.

Financial Products Segment:  The CODM uses present value net interest margin originated (“PV NIM originated”) and FP Segment net interest margin (“FP Segment NIM”) to evaluate the performance of the financial products segment.  The information provided to the CODM for 2007 and 2008 to date for this segment includes the amount of PV NIM originated and a NIM analysis detailing the components of the period NIM.  For 2008, due to the increased focus on securities in an unrealized loss position, the CODM receives a summary analysis by sector.

Securities and Exchange Commission

September 30, 2008

Form 10-Q for the quarterly period ended June 30, 2008

3. Fair Value Measurement

Credit Default Swap Contracts, page 13

Fair Value of CDS Contracts in which the Company Sells Protection, page 14

Determination of Current Exit Value Premium, page 14

3.                                    You disclose that one of the factors in developing your estimate of the current exit value premium is the level at which the deductible has been set. Please explain what the deductible represents.

In a financial guaranty insurance policy, a deductible is the portion of a loss under that policy that is not covered by the policy, or in other words, the amount of the loss for which the insurer is not responsible.  In a CDS contract, the deductible is quoted as a percentage of the contract’s notional amount, and is also referred to as the contract’s attachment point.   For example, for a CDS with a $1 billion notional amount and a 15% deductible, the Company would only be obligated to make a claim payment after the insured incurred more than $150 million (15% of $1 billion) of losses (net of recoveries).  The attachment points for each of the Company’s CDS contracts vary, as the deductibles are negotiated on a contract-by-contract basis.

4.                                    Please revise your disclosure to clarify how you determined the amount for the non-collateral posting factor of 50%.  Please clarify how you factored your own observable credit spread into the determination of the 50%.

In response to the Staff’s comment, beginning in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “September Form 10-Q”), the Company will revise the existing disclosure on page 14 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—Determination of Current Exit Value Premium” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify how the Company determined the amount for the non-collateral posting factor, and how the Company factored its own observable credit spread into the determination of the non-collateral posting factor, as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

In the ordinary course, the Company does not post collateral to the counterparty as security for the Company’s obligation under CDS contracts.  As a result, the Company receives a smaller fee than it would for a CDS contract that required the posting of collateral.  In order to ~~determine~~calculate the exit value premium for CDS that do not require ~~have~~ collateral to be posted, the Company applies a factor (the “non-collateral posting factor”) to the indicated market premium for CDS contracts that require collateral to be posted.  The factor was XX~~50~~% for the quarter ended ~~June~~September 30, 2008.

Securities and Exchange Commission

September 30, 2008

The Company calculates the non-collateral posting factor quarterly based in part on observable market inputs.  In the market where transactions are executed, since the beginning of 2008 the Company has observed that when a collateral posting counterparty executes a CDS contract purchasing protection from a non-collateral posting counterparty, it will hold back a minimum of 20% of the CDS premium it charged to provide the CDS protection.  The Company believes that the non-collateral posting factor has the effect of adjusting the fair value of these contracts for the Company’s credit quality in addition to adjusting the contract to a collateral posting basis.  Accordingly, the Company adds to the 20% minimum an additional amount to reflect the market price of CDS protection on FSA.  The Company estimated the additional amount as of September 30, 2008 to be XX% using an algorithm that uses as an input FSA’s current annual five-year CDS credit spread, which was approximately XXX basis points as of September 30, 2008.  The Company uses the current five-year CDS credit spread based on its observation that the five-year instrument is the standard contract used to hedge counterparty credit risk.

Pooled Corporate CDS Contracts, page 14

5.                                    Please revise your disclosure to clarify how the company calibrated the quoted index price to the approximate attachment points for its individual CDS contracts in order to derive the appropriate value.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will reorganize and expand the existing disclosure on pages 14 and 15 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify how the Company calibrated the quoted index price to the approximate attachment points for its individual CDS contracts in order to derive the appropriate value, as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

Pooled Corporate CDS Contracts:  A pooled corporate CDS contract insures the default risk of a pool of referenced corporate entities. As there is no observable exchange trading of bespoke pooled corporate CDS, the Company values these contracts using an internal pricing model that uses the mid-point of the bid and ask prices (the “mid-market price”) of dealer quotes on specific ~~published third-party~~ indexes as inputs to its pricing model, principally the Dow Jones CDX for domestic corporate CDS (“DJ CDX”) and iTraxx for European corporate CDS (“iTraxx”). The mid-market price is a practical expedient for the fair-value measurement within a bid-ask spread.  For those pooled corporate CDS contracts that include both domestic and foreign reference entities, the Company applies the iTraxx price in proportion to the pool of applicable ~~quoted prices of~~ foreign reference entities comprising the pool by calculating a weighted average of the DJ CDX and iTraxx quoted prices.

Securities and Exchange Commission

September 30, 2008

The Company’s valuation process for pooled corporate CDS involves stratifying the pools into either investment grade credits or high-yield credits and then by remaining term to maturity, consistent with the reference indexes.  Within maturity bands, further distinction is made for contracts that have higher attachment points.  Both the DJ CDX and iTraxx indices provide quoted prices for standard attachment and detachment points (or “tranches”) for contracts with maturities of three, five, seven and ten years.

Prices quoted for these tranches do not represent perfect pricing references, but are the only relevant market-based information available for this type of non-traded contract. The recent market volatility in the index tranches has had a significant impact on the estimated fair value of the Company’s portfolio of pooled corporate CDS.

~~The Company’s valuation process for pooled corporate CDS involves stratifying its investment grade and high-yield contracts by remaining term to maturity, consistent with the reference indexes.  Within maturity bands, further distinction is made for contracts that have higher attachment points.  As index prices are quoted for standard attachment and detachment points (or tranches),  the Company calibrates the quoted index price to the approximate attachment points for its individual CDS contracts in order to derive the appropriate value, which is then validated by comparing it with relevant recent market transactions, if available.~~

Investment-Grade Pooled Corporate CDS Contracts:  ~~In order to estimate the weighted-average market price of an~~The Company applies quoted prices to its investment-grade pooled corporate CDS contracts (“IG CDS”)~~, the Company multiplies (a) the mid-market price quoted for a given tranche of a given duration as published in the CDX North America IG Index (the “CDX IG Index”) or iTraxx by (b) the ratio of that tranche’s width to the total tranche width for that given duration.  •For purposes of this calculation,~~ by stratifying its ~~the Company’s~~ IG CDS contracts ~~are stratified~~ into four maturity bands:  less than 3.5 years; 3.5 to 5.5 years; 5.5 to 7.5 years; and 7.5 to 10 years.  Within the maturity bands, further distinction is made for contracts that have a significantly higher starting attachment point (usually 30% or higher).~~•~~

The CDX North America IG Index (“CDX IG Index”) is comprised of prices sourced from 125 of the most liquid North American investment grade CDS quoted (each, an “Index CDS”) and is supported by at least 10 of the largest CDS dealers. In addition to the full capital structure, the CDX IG Index also provides price quotes for various tranches delineated by attachment and detachment points:  0 to 3%; 3 to 7%; 7 to10%; 10 to 15%; 15 to 30% and 30 to 100%.  Approximately every six months, a new “series” of the CDX IG Index is published (“on-the-run”) based on a new grouping of 125 Index CDS, which changes the composition of the 125 Index CDS of older (“off-the-run”) series.   Each quarter, the Company compares the composition of the 125 Index CDS in both the on-the-run and off-the run series of the CDX IG index to the CDS pool referenced by the Company’s IG CDS contracts (the “reference CDS pool”) and uses the average of the series of the CDX IG and iTraxx indices that most closely relates to

Securities and Exchange Commission

September 30, 2008

the credit characteristics of the ~~CDS contracts in the~~ Company’s ~~portfolio.~~ IG CDS contracts. ~~In some cases it may be the most recently published series of those indicies, but in other cases it may be the previously published series, to the extent that it is still being published.~~  The Company also remodels each of its contracts to determine if the credit quality remains Super Triple-A and compares the Weighted-Average Rating Factor (“WARF”) of the index to the WARF of each of the Company’s IG CDS contracts.  WARF is a 10,000 point scale developed by Moody’s that is used as an indicator of collateral pool risk.  A higher WARF indicates a lower average collateral rating.

The Company calibrates the quoted index price to the approximate attachment points for its IG CDS contracts by calculating the weighted average of the given quoted tranche prices for IG CDS of a given maturity using the CDX IG Index and iTraxx quoted tranche widths.  The relevant widths of the quoted tranches used by the two indices differ.  DJ CDX uses tranches of 10 to 15%, 15 to 30%, and 30 to 100%, resulting in tranche widths of five, 15 and 70 percentage points, whereas iTraxx uses tranches of 9 to 12%, 12 to 22% and 22 to 100%, resulting in tranche widths of three, 10 and 78 percentage points.

The Company’s IG CDS contracts typically attach at 10% or higher.  The following table indicates FSA’s typical attachment points and total tranche widths:

Portfolio Classification	Index Quoted Duration	FSA’s Typical Attachment Point	FSA’s Total Tranche Width
	(in years)
Less than 3.5 Yrs	3	10%	90
3.5 to 5.5 Yrs	5	10	90
5.5 to 7.5 Yrs:
Lower attachment	7	15	85
Higher attachment	7	30	70
7.5 to 10 Yrs:
Lower attachment	10	15	85
Higher attachment	10	30	70

To calculate the weighted average price for the entire tranche width of the Company’s IG CDS (the “total tranche width”), a price is obtained for each quoted tranche comprising the total tranche width, and the sum of the weighted average prices is divided by the total tranche width.  The price for each quoted tranche is the mid-market of the quoted price for that tranche, weighted by the width of that tranche.  The following table illustrates the calculation of the weighted-average price of the Company’s IG CDS contracts with a maturity of up to 3.5 years, given quoted CDX IG tranche prices of 125 basis points, 72 basis points and 43.2 basis points for the 10 to 15%, 15 to 30%, and 30 to 100% tranches, respectively.

Securities and Exchange Commission

September 30, 2008

FSA Portfolio Classification	CDX IG Mid-market Price Multiplied by the Tranche Width
Attachment/ Detachment	10 to 15%	15 to 30%	30 to 100%	Total	Total Tranche Width	Weighted Average Price
Less than 3.5 Yrs	125 bps x 5 = 625	72 bps x 15 = 1,080	43.2 bps x 70 = 3,024	4,729	90	52.5 bps

Investment-Grade Pooled Corporate CDS Contracts, page 15

6.                                    Please revise your disclosure to clarify how the company determines which series most closely relate to the credit characteristics of the CDS contracts.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will reorganize and expand the existing disclosure on page 15 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify how the Company determines which series most closely relates to the credit characteristics of its CDS contracts.  The information has been integrated with the text included in our response to the Staff’s comment five.  Accordingly, please see the first two paragraphs under the heading “Investment-Grade Pooled Corporate CDS Contracts” in the disclosure in our response to comment five, above.

7.                                    Please revise your disclosure to discuss the procedures that your Transaction Oversight Department performs when reviewing the pooled corporate CDS portfolio to ensure that the attachment point for each contract is accurate as of the end of each quarterly reporting period.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 15 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—Investment-Grade Pooled Corporate CDS Contracts” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to discuss the procedures that the Company’s Transaction Oversight Department performs when reviewing its pooled corporate CDS portfolio to ensure that the attachment point for each contract is accurate as of the end of each quarterly reporting period.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

The Company’s Transaction Oversight Department reviews the pooled corporate CDS portfolio regularly and no less than ~~on a~~ quarterly ~~basis~~ and factors in any rating changes.  Any new reported credit events under a given CDS contract are factored into the contract’s deductible level.  As such credit events occur, the contract’s attachment point is recalculated based on the revised deductible amount to ~~ensure that~~determine if the attachment point for each contract in the portfolio continues to be at a “super Triple-

Securities and Exchange Commission

September 30, 2008

A~~senior~~” credit rating.  A “super Triple-A” credit rating indicates a level of first-loss protection generally exceeding 1.3 times the level required by a rating agency for a Triple-A rating.  At September 30, 2008, there were XXX IG CDS contracts which were determined to be below the “super Triple-A” credit rating.  [XX] of these contracts [was] determined to have a credit rating below investment grade as of that date.  Accordingly, the Company ~~believes it is appropriate to apply~~ applies the calculated pricing ~~for “super senior” level risk~~ to all IG CDS in the portfolio consistent with its credit rating.

8.                                    Please revise your disclosure to clarify what a “super senior” credit rating represents.

As noted in the response to the Staff’s comment seven, above, in response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 15 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify that a “super senior,” or “super Triple-A,” credit rating indicates a level of first-loss protection generally exceeding 1.3 times the level required by a rating agency for a Triple-A rating.  For consistency, the Company expects to conform its use to “super Triple-A” in its disclosure.

High-Yield Pooled Corporate CDS Contracts, page 16

9.                                    Please revise your disclosure to clarify how you determine the average of the dealer prices obtained for the most senior quoted tranches and tell us why mid-market price of the index is not used.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 16 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—High-Yield Pooled Corporate CDS Contracts” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify how the Company determines the average of the dealer prices obtained for the most senior quoted tranches and tell why it does not use the mid-market price of the index.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

High-Yield Pooled Corporate CDS Contracts:  In order to estimate the ~~weighted average~~ market price for high-yield pooled corporate CDS contracts (“HY CDS”), the Company uses the average of the dealer mid-market prices obtained for the most senior quoted of the respective three year, five-year and seven-year tranches of the CDX North America High Yield Index (“CDX HY Index”) ~~and iTraxx and then~~.  The CDX HY Index is comprised of prices sourced from 100 of the most liquid North American high yield CDS quoted (each, an “Index CDS”) and is supported by more than 10 of the largest CDS

Securities and Exchange Commission

September 30, 2008

dealers.  In addition to the full capital structure, the CDX HY Index also provides price quotes for various tranches delineated by attachment and detachment points:  0 to 10%; 10 to 15%; 15 to 25%; 25 to 35%; and 35 to 100%.  The Company uses the average of the dealer mid-market quotes of the index because the Company believes that dealer price quotes have historically been indicative of where trades have been executed in the high yield market.

10.                            Please revise your disclosure to clarify how you determine the calibration factor.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 16 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—High-Yield Pooled Corporate CDS Contracts” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify how the Company determines the calibration factor.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

The Company applies a factor to the quoted prices (the “calibration factor”).  The calibration factor is intended to calibrate the ~~published~~ index price to each of the Company’s pooled corporate high-yield CDS contracts, which reference pools of entities that are typically of higher average credit quality than those reflected in the ~~published~~ CDX HY index ~~or iTraxx indices (as measured by weighted-average rating factor)~~.  The calibration factor is determined for each HY CDS contract by calibrating the WARF of the index so that it approximately equals the WARF of each HY CDS contract.  To do so, the Company recalculates the index price after removing from the index the reference obligations that have the highest spreads and are not in the relevant HY CDS contract.  This recalculated index price is then divided by the unadjusted index to arrive at the calibration factor.  As of September 30, 2008, the calibration factor applied to the Company’s HY CDS contracts ranged from XX% to XX% of the WARF of the index.

Securities and Exchange Commission

September 30, 2008

11.                            Please revise your disclosure to clarify how the company determines which series most closely relate to the credit characteristics of the CDS contracts.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 16 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—High-Yield Pooled Corporate CDS Contracts” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to include the following disclosure, in order to clarify how the Company determines which series most closely relates to the credit characteristics of the CDS contracts:

Approximately every six months, a new “series” of the CDX HY Index is published (“on-the-run”) based on a new grouping of 100 Index CDS, which changes the composition of the 100 Index CDS of older (“off-the-run”) series. The Company compares the composition of the 100 Index CDS in both the on-the-run and off-the run series of the CDS HY index to the CDS pool referenced by the Company’s HY CDS contracts (the “reference CDS pool”).   Based on that comparison, the Company determines which of the actively quoted series most closely relates to the credit characteristics of the Company’s HY CDS contracts, and then uses the average of dealer quotes of that series.  The Company also remodels each of its contracts to determine if the credit quality remains Super Triple-A and compares the WARF of the index to the WARF of each of the Company’s HY CDS contracts.

CDS of Funded CDOs and CLOs, page 16

12.                            Please revise your disclosure to clarify whether the 175 bps Triple A CLO rate is used to determine a spread for all Triple-A rated contracts.  If this is the case, please explain to

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September 30, 2008

us why it is appropriate to price all of the Triple-A contracts the same.

The Company uses the Triple-A CLO rate to determine a spread for all of its Triple-A rated CDS of funded CDOs and CLOs.  The Company believes it is appropriate to price all of the Triple-A contracts the same because the Company believes that the market value is the same for all of these contracts based on their credit rating, as the Company believes that the market pricing for Triple-A CLO’s is not differentiated by reference portfolio.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 17 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—CDS of Funded CDOs and CLOs” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1 as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment six of the August 1 Letter:

The CDS protection of a CLO provided by the Company is priced to capture only the credit spread component, as the CDS writer is not providing funding for the CLO, only credit protection.  The Company determines the exit value premium for all these CDS contracts in its portfolio that are rated Triple-A with reference to the Triple-A CLO Funded Rate, which was ~~175~~XXX bps as of September~~June~~ 30, 2008~~, to which the~~.  The Company applies a ~~50% factor (“~~credit component factor~~”)~~ to the Triple-A CLO Funded Rate as a means of estimating the fair value of its Triple-A rated contract, which only refers to the credit component.  The credit and funding components have been considered consistent at 50% each.  The components are determined judgementally based on estimates provided to the Company by external market participants. The credit component factor was XX% as of September 30, 2008.

13.                            Please revise your disclosure to clarify how you determined the amount for the credit component factor of 50%.  Please explain to us why the percentage does not vary by contract.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—CDS of Funded CDOs and CLOs” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1, to clarify that the Company determines the credit component factor quarterly based on discussions with external market observers.  Please see the penultimate sentence of the revised disclosure provided in response to comment 12, above.

The Company applied the credit component factor of 50% in the second quarter of 2008 to the pricing of all of its Triple-A rated CDS of funded CDOs and CLOs because the Company believes that the credit risk component is the same for all of these contracts based on their credit

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September 30, 2008

rating, as the Company believes that the market pricing for CLOs is not differentiated by reference portfolio when the rating results in Triple-A.

14.                            We note on page 12 of the 2007 10-K that you value CDS contracts in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads.  In order to determine fair value of these CDS contracts management considers current prices charged for similar agreements.

Our  understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of ceding commission. That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc.   We further understand that when a financial guarantor insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding  company) that is approximately 30% of the contractual premium on the ceded  policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company’s CDS contracts.

The Staff notes in its comment that a difference, if it exists, between the transaction price for protection sold by the Company and the transaction price for protection purchased by the Company may exist, in part, for the reason described in paragraph 17d of Statement of Financial

Securities and Exchange Commission

September 30, 2008

Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), namely that the market in which the Company sells protection differs from the market in which the Company could transfer the resulting liability (the “exit price”).  The Company does not believe that there is a difference between the transaction price and the exit price for protection sold by the Company because the Company does not believe that the reinsurance market constitutes an “exit market” for CDS contracts that the Company writes.  The Company does not view the reinsurance market as an exit market because the reinsurance transaction does not release the ceding company from its primary obligation under the CDS contract that it has written, as the terms of the reinsurance contract require the ceding company to retain some risk to avoid adverse risk selection.  Instead, the Company believes that its exit market is other monoline insurers, as they are a finite group of market participants that sell this type of protection, with similar underwriting standards and capacity to assume risk.

The Company sells protection to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently, and therefore the Company cannot observe “exit” prices for the CDS contracts it writes in this market since these contracts are not transferable.  In the absence of a principal exit market, the Company determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similarly rated monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from the CDS writer on the measurement date, on terms identical to the contract written by the CDS writer.  Although this is technically an “entry price” and not the “exit price” that is required under SFAS 157, the Company believes this approach is reasonable because the hypothetical exit market participants have been defined as other monoline insurers (i.e., essentially the exit market participants are the same as the monoline participants competing in the entry market).

15.                            Since you engage in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please advise the staff whether you included the ceding commission in the determination of the fair value of such contracts before the adoption of SFAS 157. Regarding your adoption of SFAS 157, tell us whether you consider yourself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract.

Prior to the adoption of SFAS 157, the Company did not include the ceding commission to be received over the life of the contract as an element of the fair value of a CDS contract it had written for which the Company purchased protection (“ceded CDS contract”) as the Company did not believe the ceding commission was an element of fair value of the ceded contract.  Subsequent to the Company’s filing of the Form 10-K, the Company, after discussions with the Staff, concluded that the ceding commission was an element of the fair value of the ceded contract.  Had the Company included the ceding commission in the determination of the fair value of ceded CDS contracts prior to its adoption of SFAS 157, the Company would have recognized a deferred day one gain (defined as “the difference between the transaction price and the initial fair value determination”)

Securities and Exchange Commission

September 30, 2008

on such contracts as the guidance of footnote three of Emerging Issues Task Force Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-03”), prohibited the recognition of day one gains because the fair value of those contracts is based on a valuation technique that incorporates unobservable market inputs.  Since the Company deferred recognition of the ceding commission until collected, the accounting prior to the adoption of SFAS 157 had substantially the same income statement effect as if the ceding commission were included as part of the purchased CDS fair value and then deferred in accordance with EITF 02-3.

Upon the Company’s Adoption of SFAS 157 on January 1, 2008, the Company recorded an adjustment to the fair value of the ceded contracts on its balance sheet to include ceding commissions, which resulted in a transition adjustment in beginning retained earnings.  Please see also our response to the Staff’s comment 16, below.

The Company does not consider itself to have had an other than insignificant amount of servicing element.  Such immaterial adjustments were excluded from the fair value of the purchased CDS contract.

16.                            We note that you have a transition adjustment in connection with the adoption of SFAS 157, which relates to day one gains that had been deferred under EITF 02-3. Please tell us what the day one gains relate to and your basis for recording them under GAAP.

As noted in our response to the Staff’s comment fifteen, the purpose of the Company’s transition adjustment was to record a portion of ceding commissions as day one gains, as SFAS 157 rescinded the guidance of EITF 02-3 with regard to recognition of such day one gains.  The Company recorded these ceding commissions as part of the fair value of the ceded contracts on the Company’s balance sheet as part of this transition adjustment.

17.                            Please tell us and disclose if the price you charge when entering into a CDS contract differs from the fair value determined by your CDS fair value model at the time when you enter into the contract.

The price the Company charges when entering into a CDS contract sometimes differs from the fair value determined by the Company’s fair value model at the time when the Company enters into the CDS contract.  In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will add the following paragraph to the existing disclosure on page 14 of the June Form 10-Q under “Credit Derivatives in the Insured Portfolio—Credit Default Swap Contracts—Fair Value of CDS Contracts in which the Company Sells Protection—Determination of Current Exit Value Premium” in its “Fair Value Measurement” note to the Consolidated Financial Statements in Item 1:

Securities and Exchange Commission

September 30, 2008

For each of these types of CDS contracts, the price the Company charges when entering into such contract sometimes differs from the fair value determined by the Company’s fair value model at the time when the Company enters into the CDS contract.  The Company refers to this difference as the “initial model adjustment,” and is not an indicator of a day one gain.  The initial model adjustment is needed because of differences between the CDS contract being valued and the reference index.  The initial model adjustment is calculated at the inception of a CDS contract in order to calibrate the indicated model fair value of the CDS contract to the contractual premium rate on the trade date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Guaranty Segment

Fair Value of Credit Derivatives, page 64

18.                            Please revise your disclosure to clarify how you determine the discount rate used to calculate the present value of future premiums to be received.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 65 of the June Form 10-Q in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Guaranty Segment—Fair Value of Credit Derivatives,” as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the June Form 10-Q.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on quoted market prices, if available. If quoted market prices are not available, as is the case with most of the Company’s CDS contracts because these contracts are not traded, then the determination of fair value is based on internally developed estimates. The Company’s methodology for estimating the fair value of a CDS contract incorporates all the remaining future premiums to be received over the life of the CDS contract, discounted to present value using the current LIBOR swap rate, which conforms with market practice, and multiplied by the ratio of the current exit value premium to the contractual premium.     The estimation of the current exit value premium is derived using a unique credit-spread algorithm for each defined CDS category that utilizes various publicly available credit indices, depending on the types of assets referenced by the CDS contract and the length of the contract. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal credit assessments or rating agency-based shadow ratings, and the level at which the deductible has been set. Estimates generated from the Company’s valuation process may differ materially from values that may be realized in market transactions.  For more information regarding the Company’s valuation process, see

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September 30, 2008

“Credit Derivatives in the Insured Portfolio” in Note 3 to the consolidated financial statements in Item 1.

Credit Default Swaps, page 67

19.                            We note your response to comment seven and your revised disclosures. For your sensitivity analysis, please revise your proposed disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were documented to be reasonably likely.  If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely changes would be. In addition, on page 13 you disclose that the credit spread attributable to the company’s own credit risk is also a significant assumption. Therefore, please explain to us why you did not include the company’s own credit spread in addition to market credit spread in the sensitivity analysis.

The Company has not disclosed reasonably likely change scenarios because it believes that sufficient uncertainty about changes in future credit spreads currently exists such that the Company is unable to predict, with any degree of reasonability, what the range of changes in future credit spreads might be.  Accordingly, the Company believes that providing an estimate of what the impact of a one basis point increase in credit spreads would be on the fair value of the Company’s CDS portfolio provides the reader of the Company’s financial statements with the necessary data to calculate what this impact would be under any change scenario so desired by the reader.

The Company did not include its own credit spread in addition to market credit spread in the sensitivity analysis because the Company believed that doing so would have introduced another variable with another set of likely change scenarios into the sensitivity that could have added further complexity to the sensitivity analysis, potentially confusing readers without increasing the accuracy of the information.  Instead, the Company advised readers that the indicated impact of the one basis point increase in credit spreads assumes that the non-collateral posting factor (which in part adjusts for the Company’s own credit spread) remains constant.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 68 of the June Form 10-Q in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Guaranty Segment—Credit Default Swaps” to include the following discussion of reasonably likely scenarios and the impact of the Company’s own credit spread on the fair value of the Company’s CDS portfolio:

The Company believes that providing an estimate of what the impact of a one basis point increase in credit spreads would be on the fair value of the Company’s CDS portfolio provides the necessary data to calculate what this impact would be under any change scenario that may occur.  The Company has not provided estimates related to reasonably likely change scenarios because it believes that sufficient uncertainty about

Securities and Exchange Commission

September 30, 2008

changes in future credit spreads currently exists such that it is unable to predict, with any degree of reasonability, what the range of changes in future credit spreads might be.

The fair value of credit derivatives liabilities includes the effect of the Company’s current credit default swap spread, which reflects market perceptions of the Company’s ability to satisfy its obligations as they become due.  The inclusion of the Company’s credit default swap spread in the determination of the fair value of the Company’s CDS contracts is described in note X to the consolidated financial statements in Item 1.  Incorporating the Company’s credit spread through the non-collateral posting factor of XX% in the determination of the fair value of the Company’s CDS contracts as of September 30, 2008 resulted in a $XXX million [reduction/increase] in the Company’s liability for credit derivatives.  The following table summarizes the estimated change in the fair value of the Company’s portfolio of CDS contracts that would result from a XX% increase in the Company’s credit default swap spread assuming market credit spreads remain constant. Actual results may differ from the amounts in the table below.

Effect of an Increase of XX% on FSA’s Credit Default Spread

September 30, 2008
Pooled Corporate CDS:
Investment grade	$ x.x
High yield	x.x
Total Pooled Corporate CDS	xx.x
Funded CDOs and CLOs	x.x
Other structured obligations	x.x
Total	$ xx.x

Taxes, page 85

20.                            Please refer to your response to comment four and your revised disclosures. Please revise your disclosures to include the weight given to the various positive and negative factors. Please also disclose the status of the federal income tax treatment of credit default swaps, whether it is a settled or unsettled area of tax law, and the possible range of outcomes that may result due to this uncertainty.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise the existing disclosure on page 85 of the June Form 10-Q in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxes,” as follows, subject to updates for any changes in the conclusions reached.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment four of the August 1 Letter:

Securities and Exchange Commission

September 30, 2008

A valuation allowance is required when it is more likely than not that a portion or all of a deferred tax asset will not be realized.  All evidence, both positive and negative, needs to be identified and considered in making the determination.  Future realization of the existing deferred tax asset will depend on the Company’s ability to generate sufficient taxable income of appropriate character (i.e., ordinary income versus capital gains) within the carryback and carryforward periods available under the tax law.

The Company’s ~~M~~management has concluded that as of September 30, 2008, it is more likely than not that the tax benefit of the deferred tax asset~~s~~ will be realized and that ~~therefore,~~accordingly no valuation allowance ~~is necessary~~ on its ~~$1.45 billion~~ deferred tax asset is necessary based on the following factors:

1.            The Company’s unrealized losses in the FP Investment Portfolio, if realized, would trigger capital losses which could only be offset against capital gains.  Capital losses could be carried back for up to three years to offset capital gains realized in the prior three years and then carried forward for up to five years.  Should the Company be required to sell some or all of the securities of the FP Investment Portfolio, there would be no assurance that the Company could generate sufficient capital gains to offset these capital losses.  The Company has the intent and ability to hold investments in the FP Investment Portfolio to maturity.  More specifically, based on its analysis, the Company has determined that it is capable, if necessary, of holding to maturity all investments in the FP Investment Portfolio whether or not impaired.  As the investments mature, the par amount of the investments will be realized except for credit impairment and over time the deferred tax asset will ~~be fully~~ reverse~~d.~~ As of September 30, 2008, the Company estimated that approximately $XXX million of credit impairment could ultimately result in capital losses. The Company believes it could generate sufficient capital gains in the future to offset these capital losses.

2.            The $XXX million tax benefit from unrealized losses on credit derivatives would be realizable against future ordinary income.  The Company has substantial streams of future premium earnings from its in force insured portfolio, with the total aggregating to approximately $~~4.7~~X.X billion as of ~~March 31~~September 30, 2008.  Even with uncertainty with respect to future business and the stability of the Company’s credit rating, these future earnings, coupled with investment income less expenses, are expected to be more than sufficient to offset any reasonably possible amount of credit derivative losses. In addition, ~~3.    The Company believes that,~~ except for true credit losses, mark-to-market losses from its CDS contracts will reverse over time. As the mark-to-market losses reverse, the deferred tax asset will reverse. To the extent that true credit losses increase, the related mark-to-market losses

Securities and Exchange Commission

September 30, 2008

will not reverse and ~~less of the deferred tax asset will be realized~~ the Company will have more of a need to offset these losses against future ordinary income.

3.            The Company has never allowed net operating losses, capital losses, tax credits, or other tax benefits to expire unutilized. It expects that appropriate tax planning will allow it to maintain this performance record.

The Company treats its CDS contracts as insurance contracts for U.S. tax purposes. The current federal tax treatment of CDS contracts is an unsettled area of tax law.  Market participants are generally treating CDS contracts for tax purposes as either: (a) notional principal contract (“NPC”) derivative instruments, (b) guarantees, (c) insurance contracts, or (d) capital assets. The Company believes that it is more likely than not that its CDS contracts are either NPC or insurance contracts. Both receipts and payments arising from NPC and insurance contracts are characterized as ordinary income (although a termination of a CDS contract as an NPC may be treated as a capital transaction).  Although the Company believes it is properly treating potential losses on its CDS contracts as ordinary, there are no assurances that the Internal Revenue Service (“IRS”)  will agree with the Company.  Should the IRS disagree with the Company and characterize such losses, if any, as capital losses, the Company’s ability to realize a related tax asset would be more limited, possibly leading to a reduction or elimination of the related deferred tax asset.

FSA’s Liquidity, page 89

21.                            Please refer to your response to comment one and your revised disclosures. Please clarify the percentage of your CDS obligations that are synthetic CDOs.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise its existing disclosure on page 90 of the June Form 10-Q in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—FSA’s Liquidity” to clarify the percentage of the Company’s CDS obligations that are synthetic CDOs, as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment one of the August 1 Letter:

As of September 30, 2008, approximately XX% of the obligations insured by the Company in CDS form were funded CDOs, and XX% were synthetic CDOs.  Potential acceleration of claims with respect to CDS obligations occur with funded CDOs and synthetic CDOs as described below.

Non-GAAP Measures, page 103

22.                            Please refer to your response to comment two and your revised disclosures. Your disclosure does not appear to fully address the disclosure necessary to justify inclusion of

Securities and Exchange Commission

September 30, 2008

operating earnings and adjusted book value as performance measures under FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please revise your disclosure to address the following:

a)            Specifically, describe how management uses this measure to analyze its business such as use of it in monthly financial reporting and inclusion in the budgeting and financial analysis processes.

b)            Describe the quantitative significance of cash bonuses and equity compensation paid to management’s total compensation package. Please clarify how operating earnings are used in the determination of compensation.

c)            Describe specifically why use of these non-GAAP measures is informative to the investor and clarify why it makes it easier to analyze the company’s underlying business performance, particularly when such measures may not be comparable with operating earnings and adjusted book value of companies.

In response to the Staff’s comment, beginning in the September Form 10-Q, the Company will revise its existing disclosure regarding the use of non-GAAP measures in compensation formulas on page 107 of the June Form 10-Q in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures,” as follows.  For your convenience, we have marked the disclosure provided below to show the changes from the relevant section of the disclosure submitted in response to comment two of the August 1 Letter:

Management of the Company uses operating earnings and ABV, both non-GAAP measures, as key indicators of periodic economic earnings and intrinsic value (excluding franchise value), respectively.  Management reviews operating earnings at least quarterly.  The Company prepares its budget on an operating earnings basis by planning only for operating items.  The Company analyzes the impact of all significant proposed transactions on operating earnings and ABV.

Management believes these non-GAAP measures are informative to users of the financial statements for the following reasons:

•                The analysis of the Company’s performance is facilitated by the disclosure of these key non-GAAP measures that remove volatility caused by non-economic mark-to-market adjustments.  An analysis of financial results that limits itself to GAAP would be incomplete because the fair value adjustments required by GAAP may mask the economics of the Company’s business.

•                These measures are benchmark performance indicators for the Company’s variable compensation plans that are used to incent management to perform in accordance with its goal of building economic value and future earnings

Securities and Exchange Commission

September 30, 2008

streams for its stakeholders.  Removing the effects of fair-value adjustments that are expected to sum to zero over time is a disincentive to manage to a quarterly earnings number in favor of managing towards long-term value creation.

•                Management uses these key non-GAAP measures in its decision making process because management believes they represent the Company’s economic results, financial position, and future earnings potential better than the most comparable GAAP measures.

•                The Company’s peers have historically disclosed similar non-GAAP measures, making disclosure of these measures relevant for comparisons between industry participants.  These measures are also utilized by rating agencies when assessing the Company’s credit ratings. To facilitate comparison to other financial guarantors that define these measures differently,  management discloses the nature of each adjustment in the reconciliation to comparable GAAP measures  under “—Non-GAAP Measures.”

The bonus pool is primarily based on growth in ABV ~~Cash bonuses~~ and equity compensation is ~~paid by the Company are~~ based in part upon the growth in the non-GAAP measure~~s~~ ABV and in part on current year operating earnings.  Bonus expense, driven primarily by growth in ABV, comprised 23.1%, 21.5%, and 22.3 % of total gross operating expenses (before expense deferrals and amortization of policy acquisition costs) for the years ended December, 31, 2007,  2006 and 2005.

So long as the Company’s common stock is not publicly traded, the Company expects to pay performance shares in cash rather than stock, with the shares valued at the greater of:

(1)      The average of (a) 1.15 times ABV per share and (b) 14 times operating earnings per share and

(2)      0.85 times ABV per share.

Equity compensation expense comprised 22.2%, 22.1%, and 22.1% of total gross operating expenses for the years ended December 31, 2007, 2006 and 2005.

****

In connection with its response to the Staff’s comments, the Company acknowledges that:

Securities and Exchange Commission

September 30, 2008

•                the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the Staff’s comments on the Form 10-K and June Form 10-Q to the undersigned at the above address and phone number or via e-mail at JSimon@FSA.com.

Respectfully submitted,

/s/ Joseph W. Simon
Joseph W. Simon
Chief Financial Officer and Managing Director

Enclosures